

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3030

October 18, 2017

<u>Via E-mail</u>
Rami Zigdon
Chief Executive Officer
Todos Medical Ltd.
1 Hamada Street
Rehovot, 7670301 Israel

> **Re:    Todos Medical Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 333-209744**

Dear Mr. Zigdon:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Martin James
>
> Martin James
> Senior Assistant Chief Accountant
> Office of Electronics and Machinery